Dechert LLP


March 31, 2004



American United Life Insurance Company
American United Life Pooled Equity Fund B
OneAmerica Funds, Inc.
One American Square
Indianapolis, Indiana 46282


Ladies and Gentlemen:

     You have requested our opinion regarding certain United States ("U.S.") federal income tax consequences to the employees, members, or other persons who are entitled to benefits under certain retirement plans (the "Participants") who hold interests in American United Life Pooled Equity Fund B ("Fund B") through certain variable annuity contracts (the "Contracts") issued by American United Life Insurance Company ("AUL") in connection with (i) the reorganization of Fund B into a new sub-account (the "New Account") of AUL American Unit Trust ("AUL Trust"), a separate account registered as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act"), and (ii) the investment by the New Account of all of its assets in Class O shares of OneAmerica Value Portfolio, a series of OneAmerica Funds, Inc. ("OneAmerica"), an open-end management investment company registered under the 1940 Act (the "Transaction").

     In rendering our opinion, we have reviewed and relied upon (a) the Agreement and Plan of Reorganization dated as of September 22, 2003 (the "Agreement"), (b) the proxy statement/prospectus provided to Participants in connection with the Special Meeting of Participants held on February 2, 2004,
(c) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (d) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

     Based on the foregoing and provided the Transaction is carried out in accordance with the terms of the Agreement, it is our opinion that for U.S. federal income tax purposes, no taxable income or gains should be recognized by the Participants as a result of the Transaction.

     This opinion addresses only the tax consequences to the Participants as a result of the Transaction, and does not address any tax consequences of any other taxpayer, as a result of entering into the Transaction. This opinion assumes and does not address the following: (i) each Contract, both before the Transaction and after the Transaction, satisfies, and will continue to satisfy, the definition of a "variable contract" as set forth in section 817(d) of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) Fund B meets the diversification requirements of Section 817(h) of the Code, and the Treasury Regulations thereunder, before the Transaction and New Account will continue to meet such diversification requirements after the Transaction; and (iii) under the so-called investor control rules, AUL, and not the Participants, will be treated for federal income tax purposes as the owner of the assets held or to be held, as the case may be, in Fund B and the New Account both before and after the Transaction. We are also assuming that, other than those changes to the Contracts set forth in the Contract endorsement, a form of which shall be filed as an exhibit to the Registration Statement on Form N-14 of AUL Trust and OneAmerica (File Nos. 333-110153 and 333-110154), no changes or modifications to the Contracts will be made as a result of, or in connection with the Transaction, other than the appropriate modification of investment options available to Participants. Finally, our opinion does not apply to any issues under the laws of any state or locality and is limited only to the federal income tax issue specifically addressed herein.

     Our opinion is based upon the provisions of the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

     Our opinion is being rendered only for the benefit of Participants and may be relied upon only by the Participants.

     This opinion is not binding on the Internal Revenue Service, or any court, and does not provide any assurance that a position taken in reliance on this opinion will not be challenged by the Internal Revenue Service or a court and it is possible that the Internal Revenue Service or a court would disagree with our conclusions.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 of AUL Trust and OneAmerica (File Nos. 333-110153 and 333-110154). In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.



Very truly yours,

/s/ Dechert LLP